UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): September 1,
2004

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 1.01 Entry into a Material Definitive Agreement

On September 1, 2004, a final grant of non-qualified stock options was made to each of The Dow Chemical Company's non-employee directors pursuant to the terms and conditions of The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan (filed as Exhibit 10(o) to The Dow Chemical Company Annual Report on Form 10-K for the year ended December 31, 1994); and the Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan, attached hereto as Exhibit 10.1. On each of the first three anniversaries of the date of the grant, one third of the stock options will vest and become immediately exercisable. The stock options will expire on September 1, 2014.

On September 2, 2004 each of the non-employee directors receiving the grant of non-qualified stock options described above filed individual Form 4s with the SEC.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as a part of this report:

Exhibit No. 10.1

The Dow Chemical Company Non-Qualified Stock Option Agreement Pursuant to The Dow Chemical Company 1994 Non-Employee Directors' Stock Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 3, 2004   THE DOW CHEMICAL COMPANY

                                By: /S/ TINA S. VAN DAM
                                Name: Tina S. Van Dam
                                Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO. 10.1   DESCRIPTION

                        The Dow Chemical Company Non-Qualified
                        Stock Option Agreement Pursuant to The
                        Dow Chemical Company 1994 Non-Employee
                        Directors' Stock Plan